Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

February 8, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jay Ingram, Esq., Legal Branch Chief

Re:	Trellis Earth Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 27, 2012
File No. 333-176970

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 4 to the above-referenced Registration Statement on Form S-1, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated January 27, 2012 relating to the above-referenced registration statement of Trellis Earth Products, Inc. (“Trellis” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.           Please provide the full disclosure required by Item 5 of Form S-1.  To the extent there is aprice discrepancy between the common shares in the primary offering and those beingoffered on behalf of selling securityholders, please provide a discussion of thequantitative and qualitative factors that justify a higher offering price for the same security.  Also, if your common shares are quoted on the OTCBB during the pendency of the primary offering, please explain the impact that at-the-market resales may have on the concurrent primary offering that is being sold at a fixed price for its duration.

Response:

The registration statement has been revised to provide the full disclosure required by Item 5 of Form S-1. Please see “Determination of The Offering Price” on page 13. In light of the fact that the units offered by the Company include warrants which are not included in the shares offered by the selling stockholders, there is no price discrepancy between the shares being offered by in the primary offering and the shares being offered by the selling stockholders. In addition, the prospectus has been revised to disclose that a market maker has submitted an application for the Company’s common stock to be approved for quotation on the Over-The-Counter Bulletin Board upon the later of the termination of this offering or the effectiveness of the prospectus; thus, the Company’s shares will not be quoted on the Over-the-Counter Bulletin Board prior to the termination of the offering. Please see the prospectus cover page and page 42. Accordingly, the Company does not anticipate that at-the-market resales will occur during the primary offering.

Prospectus Cover Page

2.           The disclosure on the top left of the cover does not appear to indicate the correct numberof shares that comprise the primary offering. Please clarify or revise.

Response:

The disclosure on the top left of the cover page indicated that the offering was for up to $8,000,000 of common stock, based on 6,666,666 shares included in the 6,666,666 units at $1.20 per unit. The disclosure on the top left of the cover page has been revised to refer to 6,666,666 shares.

Dilution

3.           We note your response to comment four of our letter dated January 27, 2012.  However,you did not provide the requested disclosure in the dilution section.  Please revise thissection to disclose the dilution to investors if you sell substantially less than themaximum offering.  For example, you may consider disclosing dilution if you sell 10%, 25%, and 50% of the offering.  Similarly, please disclose the percentage of common stock to be beneficially owned by each of your principal stockholders if you sell substantially less than the maximum offering.

Response:

The requested disclosure has been added to the Dilution and principal stockholders sections in accordance with the Staff’s comment.

Selling Stockholders, page 44

4.           Although you disclose that the shares being registered for resale on behalf of IrthCommunications LLC were issued on February 14, 2011, the unregistered sale of thesecurities is not reflected in your Item 15 disclosure.  Please advise.  Also, please reviseto provide the full information required by Item 507 of Regulation S-K, namely the presence of any material relationship which the selling security holder has had with you within the past three years.

Response:

Item 15 has been revised to disclose the issuance of the shares to Irth Communications, LLC. The selling stockholder section has been revised to disclose that Irth Communications, LLC has provided public relations services to the Company since February 2011 for a fee of $7,500 per month.

Plan of Distribution, page 44

5.           We note your disclosure in the second paragraph that you “agreed to grant the placementagent a warrant to purchase a number of shares of [y]our common stock equal to 10% ofthe aggregate number of shares of common stock included in the units sold in theoffering.”  It appears that you are no longer registering the offer and sale of the warrant.  Please advise or revise your disclosure as appropriate.

Response:

The Plan of Distribution section has been revised to clarify that the offer and the sale of the warrant are not covered by the prospectus.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.           We note your added disclosure regarding the stock issuance to Sichenzia Ross FriedmanFerence LLP for legal services.  Please disclose the section of the Securities Act of1933, as amended, under which you claim exemption from registration.

Response:

The disclosure has been revised to clarify that the Company claims exemption for the issuance under Section 4(2) of the Securities Act.

Item 17. Undertakings, page II-4

7.           We note that you now include the undertakings for issuers relying on both Rule 430B andRule 430C of the Securities Act.  Please remove the Rule 430B undertakings, or tell uswhy you believe you are eligible to rely on Rule 430B.

Response:

The 430B undertakings have been removed from the registration statement.

Very Truly Yours,

/s/ William Collins
Chief Executive Officer

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